EXHIBIT 15.1

True Leaf Supports Effort to Petition FDA for Hemp-Based Pet Food

Donation of $10,000 to the Hemp Feed Coalition will help engagement of FDA on new uses of hemp for pets

VERNON, British Columbia, Dec. 21, 2018 (GLOBE NEWSWIRE) -- True Leaf Medicine International Ltd. (“True Leaf” or the “Company”) (CSE: MJ) (OTCQB: TRLFF) (FSE: TLA), a leading global cannabis and hemp wellness brand for pets, today announced the Company has donated $10,000 (USD) to the Hemp Feed Coalition to advance its efforts to engage the U.S. Food and Drug Administration (FDA) on new uses of hemp for pets.

The announcement comes on the heels of a historic day for hemp. On Thursday, United States President Donald Trump signed a bill making hemp legal in the U.S., creating greater opportunities for hemp farmers and the advancement of hemp production for use in human and animal products.

The Hemp Feed Coalition – which includes True Leaf – is a diverse group of industry stakeholders such as hemp producers, veterinarians, regulatory bodies, retailers, colleges, and universities. Its goal is to obtain U.S. Food and Drug Administration and Center for Veterinary Medicine (FDA-CVM) approval of new uses for hemp grain products in pet food and animal feed. While the Farm Bill legalizes hemp and recognizes it as an agricultural product, the FDA-CVM must still approve new pet products with added hemp.

The Hemp Feed Coalition is steering hemp grain products through the FDA’s Food Additive Petition process. Each petition approved by the FDA-CVM would open the door for the pet and agriculture industries to use hemp in a variety of formulations in pet food and animal feed.

“Hemp can play a vital role in helping our pets live happier, healthier lives,” said Darcy Bomford, Founder and Chief Executive Officer of True Leaf. “That’s why we want to engage the FDA, assist the Hemp Feed Coalition through the petition process, and champion this effort for safe and effective hemp-based pet food. It’s all part of our commitment to be the global and trusted cannabis-for-pets brand leader.”

True Leaf made the largest donation to the Hemp Feed Coalition by offering to match the first $10,000 raised by the organization during its campaign at the 2018 Hemp Industries Association Conference. The total $25,500 (USD) raised will directly fund the required clinical trials, and the final submission of a Food Additive Petition to the FDA-CVM in early 2019.

“Through our partnership with True Leaf, we have the potential to revolutionize the hemp and pet industries,” said Hunter Buffington, Executive Director of Colorado Hemp Industries Association. “True Leaf is championing an effort that could bring FDA-approved hemp-based pet food to market for the first time in the United States.”

True Leaf pioneered hemp-seed based pet supplements that provide calming support, promote hip and joint health, and help immune and heart function. The Company’s True Hemp™ line of functional treats, supplement oils, and chew sticks for dogs and cats has gained worldwide popularity and is now sold in more than 2,800 stores across North America and Europe. In the United States, the True Hemp™ line is approved by the National Animal Supplement Council (NASC) – one of the highest-level certifications in the pet industry.

The Hemp Feed Coalition expects to submit its first petition in 2019 which will open the door for hemp seed oil to be used in food for dogs and cats. Next, the Hemp Feed Coalition will prepare a petition for hemp protein powders for use in dog and cat food and start the process for hemp seed in cattle and horse feed. It expects to start the research phase for those petitions next year.

To learn more about the Hemp Feed Coalition, please visit: thecohia.org/hemp-feed-coalition.

About True Leaf

True Leaf is a leading global cannabis and hemp wellness brand for pets. Inspired by the unconditional love our pets give us every day, we return that love through our wellness pet products which help maintain and protect the natural vitality of our pet companions. “Return the Love” is the purpose that drives our business and is at the heart of our values to bring happiness to pets and their owners.

www.trueleaf.com

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Joe Green (US)
Edison Advisors
jgreen@edisongroup.com
O: 646-653-7030
M: 917-575-7089

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Forward-Looking Statements

This news release contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 and True Leaf hereby claims such safe harbour protection for all forward-looking statements. True Leaf believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions; however, True Leaf’s actual results and performance and the value of its securities could differ materially from those set forth in the forward-looking statements due to the impact of many factors summarized in the "Risk Factors" section of True Leaf’s Offering Circular Form 1-A filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and other discussions of risk factors contained in True Leaf’s periodic filings or supplements to the offering circular. True Leaf's Offering Circular Form 1-A can be found at www.trueleaf.com/pages/investor. Forward-looking statements speak only as of the date they are made. True Leaf undertakes no obligation to update or revise any such information for any reason after the date of this presentation unless required by law.